Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated November 22nd, 2013

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, Brazil, November 22, 2013 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby informs that its subsidiary Oxiteno published today the following announcement:

“OXITENO hereby informs that the acquisition of American Chemical I.C.S.A. (Uruguay – Montevideo) was approved by the Brazilian Antitrust Authority (CADE) upon the execution of a 5-year term settlement instrument.

The agreement entered into in good faith between CADE and OXITENO has the purpose to settle any concerns regarding the possibility of a refusal on the sale and/or imposition of prices or discriminatory or abusive contractual terms in the Brazilian market of Ethoxylated Lauryl Alcohol – ELA (a raw material for the production of Lauryl Ether Sodium Sulphate – LESS).

The settlement instrument, fully available at www.cade.gov.br and www.oxiteno.com.br websites, establishes, among other matters, the obligation to periodically report to CADE the steady commitment of OXITENO to keep serving its customers on an equal and non-discriminatory manner, and to further prevent the unjustified refusal of sales and/or imposition of actions or contractual terms different from the business practices and policies in the ELA market.”

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2013
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated November 22nd, 2013)